U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                               SEC FILE NO. 1-7949

                             CUSIP NUMBER 758847107

                                  (Check One):

  |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

  For Period Ended:                              December 31, 2000

  |_|                                            Transition Report on Form 10-K
  |_|                                            Transition Report on Form 20-F
  |_|                                            Transition Report on Form 11-K
  |_|                                            Transition Report on Form 10-Q
  |_|                                            Transition Report on Form N-SAR
  For the Transition Period Ended: ____________________

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  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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  Part I -- Registrant Information

  Full Name of Registrant                      Regency Affiliates, Inc.

  Former Name if Applicable

  Address of Principal Executive Office (Street and Number)
                                                        729 South Federal Hwy.
                                                        Suite 307

       City, State and Zip Code                         Stuart, Florida 34994

  Part II -- Rules 12b-25(b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  Part III -- Narrative

  State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The financial statements of Regency Affiliates, Inc. at and for the year ended December 31, 2000 will not be completed by March 30, 2001. Additional time is required because of the departure of Regency's Interim Chief Financial Officer in the first week of December 2000 and associated relocation of Regency's financial records from its former administrative office in Omaha, Nebraska to its executive office in Stuart, Florida.

  Part IV -- Other Information

  (1) Name and telephone number of person to contact in regard to this notification.

  William R. Ponsoldt, Sr., President         561-220-7662
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  (Name and Title)                              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         |X|  Yes                                              |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         |_|  Yes                                              |X| No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Regency Affiliates, Inc.
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  (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date:  March 29, 2001                       By:  /s/ /William R. Ponsoldt, Sr.
         Name:  William R. Ponsoldt, Sr.
         Title:  President

  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter.

                                 March 30, 2001



Alan Wovsaniker, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068

                 Re: Regency Affiliates, Inc.

Dear Alan:

     Please be advised that our audit of the financial statements of Regency Affiliates, Inc. at and for the year ended December 31, 2000 will not be completed by March 30, 2001.

     Additional time is required because of the departure of Regency's Interim Chief Financial Officer in the first week of December 2000 and associated relocation of Regency's financial records from its former administrative office in Omaha, Nebraska to its executive office in Stuart, Florida.

     I trust that the above is responsive to your inquiry.

                                                     Very truly yours,



                                                     Frank S. LaForgia, CPA
                                                     Member of the Firm

FSL:m